M. ALI PANJWANI

Partner

Direct Tel: 212-326-0820

Fax: 212-326-0806

ali.panjwani@pryorcashman.com

October 25, 2024

Via Edgar

Uwem Bassey

Jan Woo

Dave Edgar

Chris Dietz

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	zSpace, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 15, 2024
CIK No. 0001637147
File No. 333-280427

Ladies and Gentlemen:

On behalf of our client, zSpace, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 5 to the Registration Statement on Form S-1 of the Company (as amended, the “Form S-1”), with changes from Amendment No. 4 to Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2024.

The Form S-1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 25, 2024 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised the Form S-1 to update other disclosures in the Form S-1. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form S-1.

Securities and Exchange Commission

October 25, 2024

The Company has asked us to convey the following responses to the Staff:

Amendment No. 4 to Form S-1

Prospectus Summary

Recent Developments and Recent Expected Results, page 6

1.	Please revise to discuss the decline in the Net Dollar Retention Rate and the decline in net loss for the quarter ended September 30, 2024.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in the Recent Developments and Recent Expected Results section of the Form S-1 to include discussion of the decline in Net Dollar Retention Rate and net loss for the quarter ended September 30, 2024.

Recent Developments and Recent Expected Results, page 7

2.	We note your statement that you or your independent registered public accounting firm "may identify items that require adjusting the preliminary estimates of revenue, gross profit margin, net loss, and Adjusted EBITDA set forth above and those changes could be material” and that "undue reliance should not be placed on the preliminary estimates." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement as it implies that investors should not rely on the information presented.

Response:	In response to the Staff’s comment, the Company has removed the requested statement from the Form S-1.

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Form S-1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Paul Kellenberger
zSpace, Inc.